News
FOR IMMEDIATE RELEASE
Ellen Costello Named Chief Executive Officer of Harris Bankcorp
New Leadership Positions for Tim Crane, Peter McNitt and Yasmin Bates
CHICAGO, July 19, 2006 — BMO Financial Group today named Ellen Costello as CEO of Harris Bankcorp, replacing Frank Techar, who was recently appointed President and CEO, Personal and Commercial Banking in Canada. With accountability for executing the company’s U.S. Personal and Commercial growth strategy, Ms. Costello will move to Chicago from New York, where she held the position of Vice-Chair and Head, BMO Capital Markets, New York. The appointment is effective August 1 and she will report to Bill Downe, Chief Operating Officer, BMO Financial Group.
Three key leadership changes were also announced today, effective August 1. Timothy Crane is named President, Community Banking, Harris Bankcorp and Peter McNitt is named Vice-Chair of Harris Bankcorp and Head of Business Banking. Yasmin Bates is appointed Executive Vice-President, Community Affairs and Economic Development, Harris Bankcorp. They will report to Ms. Costello. Chuck Tonge continues in his current role as Vice-Chair, Harris Bankcorp, with responsibility for acquisitions and business development. He will also report to Ms. Costello.
In their new roles, Mr. Crane will be responsible for personal banking while
Mr. McNitt will be responsible for business banking. Mr. Crane was previously Executive Vice-President, Chicagoland — North Division. Mr. McNitt was previously Executive Vice-President, Business Banking Division for Harris. Ms. Bates previously served as Executive Vice-President, Chicagoland — South Division.
Commenting on the appointments, Tony Comper, President and Chief Executive Officer of BMO Financial Group, said, “Together, these executives bring extensive leadership experience to the important task of executing our strategy and taking Harris through its next phase of profitable growth. This is a team of proven leaders who are customer-focused and results-oriented, and I am confident they will do an outstanding job. On an historical footnote, I am pleased to note that Ellen is the first woman CEO in Harris’ 120-year history.”
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Bill Downe added, “Ellen has built an impressive track record of success, leading complex businesses in competitive markets over 23 years at our company. Working with the strong leadership team in Chicago, Ellen’s superb capabilities will benefit our customers, investors and employees as we execute our plans to make Harris the leading Personal and Commercial bank in the Midwest with a network of 350-400 branches. Ellen embodies Harris’ community values and it is exciting to bring someone of her calibre here from New York when the recent trend at some other companies has been to take resources out of Chicago.”
Ms. Costello commented, “I am looking forward to living and working in Chicago, where I have spent a lot of time during my career. With the strong and experienced team we have in place here, I am excited about this opportunity to continue to build our personal and commercial business and execute our growth strategy. I am also looking forward to meeting Harris customers and our dedicated employees as well as continuing Harris’ tradition of involvement in our communities and in business and civic life in Chicago.”
A native of Boston, Massachusetts, Ms. Costello, 51, began her career in community banking at another financial institution before joining BMO Financial Group in 1983. During her tenure at BMO, she has held a broad range of leadership positions across Corporate Banking and Capital Markets in the U.S., Canada and Asia. She has extensive experience in managing complex, client-focused businesses and leading change initiatives. Most recently, she has been responsible for Securitization, Credit Investment Management and Merchant Banking, in addition to her responsibilities as head of BMO Capital Markets, New York. Ms. Costello has a BBA from St. Francis Xavier University and holds an MBA from Dalhousie University in Canada.
Tim Crane began his banking career with Harris in 1984. He has broad experience in senior positions within key groups across the bank including Commercial Lending, Cash Management and Marketing. He also successfully led Harris’ Consumer Lending/Mortgage Group, driving a major operational change. Most recently, he was responsible for developing and running Harris’ retail operations in the Chicagoland — North Division. In addition, he was responsible for Mortgage Sales and the bank’s Auto Finance Group. Tim earned a B.S. in Finance from the University of Illinois and an MBA from the University of Chicago.
Peter McNitt joined Harris in 1976, and has held a range of senior positions at the bank, leading key functions including Corporate Banking. In February 2000, he took on a new position leading and developing the company’s Chicago-based middle market investment and corporate bank as co-head of the business. He subsequently was appointed Head of Commercial Banking. Mr. McNitt graduated from Amherst College and attended Northwestern University’s Graduate School of Management and the Graduate School of Credit and Finance at Stanford University.
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Yasmin Bates joined Harris in 1976. She has held a variety of senior roles within the personal and commercial bank and has extensive experience in both cash management and commercial lending. With strong roots in the community, she created and led Harris’ Neighborhood Lending Program, one of the first inner-city lending programs and a model followed by other banks in addressing community needs. In 1998, she was appointed President of Harris’ City Region, encompassing the bank’s presence throughout the City of Chicago, and was named Executive Vice-President, Chicagoland — South Division in 2003. She is a graduate of the University of Illinois, where she earned a B.S. in Business Administration.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of more than $312 billion as at April 30, 2006, and more than 34,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal and through BMO Nesbitt Burns, one of Canada’s leading wealth management firms. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.
For further information:
Media Relations
Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312) 461-2478;
Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996;
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996;
Lucie Gosselin, Montreal, lucie.gosselin@bmo.com, (514) 877-1101;
Laurie Grant, Vancouver, laurie.grant@bmo.com, (604) 665-7696;
Investor Relations
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452;
Krista White, Toronto, krista.white@bmo.com, (416) 867-7019
Internet:
www.bmo.com or www.harrisbank.com